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    WORLD MONITOR TRUST--
    SERIES C
    MONTHLY REPORT/
    JUNE 30, 2000

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WORLD MONITOR TRUST--SERIES C
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Dear Interest Holder:
Enclosed is the report for the period from May 27, 2000 to June 30, 2000 for World Monitor Trust--Series C ('Series C'). The net asset value of an interest as of June 30, 2000 was $67.03, a decrease of 6.98% from the May 26, 2000 value of $72.06. The year-to-date return for Series C was a decrease of 30.16% as of June 30, 2000. Additionally, the return for the quarterly period from April 1, 2000 to June 30, 2000 was a decrease of 10.42%.

As we wrote to you in June, Hyman Beck & Company Inc. ('Hyman Beck') no longer serves as the Trading Advisor to Series C. We continue to look for a replacement and will inform you once a new Trading Advisor is selected and approved. Until such time, the unallocated assets will be maintained in an interest bearing account. Below is a performance summary for Series C, which describes Series C's trading activity up until Hyman Beck ceased trading on June 7.

Quarterly Market Overview

U.S. economic growth remained rapid throughout April and May, evidenced by economic indicators across the board. Consumer spending trended upward strongly and housing demand was high. Industrial production and wages expanded briskly in response to burgeoning domestic demand. Labor markets continued to be very tight as employment surged. Signs of an economic slowdown appeared in June as markets reacted to higher than expected unemployment numbers at the end of May. However, economic expansion remained robust in most world markets throughout the quarter. The Japanese economy showed indications of increased demand in the first five months of 2000. Economic activity in developing countries also continued. Key South American economies recovered from recent recessions, while several Asian emerging market countries settled into growth at a more sustained rate.

During the quarter, financial markets were dominated by continued volatility in the equity sector. U.S. equity markets, especially more speculative technology stocks, experienced a sell-off in April as investors' confidence declined. Stock indices rallied toward the end of June, but the S&P, Dow, and NASDAQ all ended the first half of the year down.

Global bond markets mirrored the volatility of the equity markets. Early in the quarter, both U.S. and European prices on interest rate instruments fell due to a rate hike by the European Central Bank at the end of April and a strong U.S. economy. Global bond prices plummeted again in May in anticipation of a U.S. interest rate hike. The U.S. Federal Reserve raised rates by 50 basis points to 6.5%. This forceful policy (more than the 25 basis point increases implemented since mid 1999) was due to the persistent strength of overall demand and growing pressure in a tight labor market. As the quarter continued and new economic data was released, it became apparent that the U.S. economy was decelerating and bond prices rallied slightly.

The value of the U.S. dollar appreciated considerably against most major currencies at the beginning of the quarter, reflecting, in part, the larger increases in U.S. long-term yields relative to rates in most foreign countries. The dollar's rise against the euro was sizable, but it also made moderate gains against the British pound, Japanese yen, and Canadian dollar. In June, as the U.S. economy showed signs of slowing down, the U.S. dollar weakened against most major currencies. The euro reached all time lows in May before rallying in June as a result of solid European economic data and sentiment that the currency was undervalued. In May, the Japanese yen rose against the U.S. dollar supported by expectations of a possible change in the Bank of Japan's zero-interest rate policy. As the Japanese economy failed to sustain its recovery momentum, the yen lost some ground.

Increased demand caused oil prices to surge at the beginning of the quarter. In June, OPEC countries agreed to increase oil production as higher gas prices put inflationary pressure on global economies and oil prices reversed downward. In the metals markets, the trend of falling prices in April and May reversed itself later in the quarter as gold soared driven, in part, by weakening in the U.S. dollar and U.S. economy.

Quarterly Performance of Series C

The following is a summary of performance for the major sectors in which Series C traded:

Financial (-): Long Japanese government bond positions resulted in gains as the Japanese government deferred their decision to change their current zero interest rate policy. Losses in long 10-year euro bond positions were due to actions taken by the European Central Bank to raise short-term rates in April and June.

Metals (-): Short aluminum positions incurred losses as prices rose driven by a weakening U.S. economy.

Index (-): The second quarter brought a reversal to some global equity markets. A strong U.S. economy began showing signs of a slowdown and U.S. equity markets experienced an April sell-off. Overall, continued volatility in world equity markets resulted in losses in Nikkei Dow and euro DAX positions.

Currency (-): Shifting expectations regarding the timing of tightening monetary policy by the Bank of Japan reversed the direction of the yen downward, resulting in losses for long yen and Japanese yen/U.S. dollar cross-rate positions.

Softs (+): Sugar prices were consistently strong throughout the quarter as producing countries placed new orders to cover shortfalls. Long sugar positions resulted in gains.

Effective July 2000, Joseph A. Filicetti has resigned as President and Director of Prudential Securities Futures Management Inc.

The estimated net asset value per interest as of July 24, 2000 was $67.29. Past performance is not necessarily indicative of future results.

Should you have any questions, please contact your Prudential Securities Financial Advisor. For account status inquiries, contact Prudential Securities Client Services at 1-800-535-2077.

          Sincerely yours,

          /s/ Eleanor L. Thomas
          ------------------------------
          Eleanor L. Thomas
          Executive Vice President and Director
          PRUDENTIAL SECURITIES
          FUTURES MANAGEMENT INC.

Please note that the value which appears on your Prudential Securities statement is an estimated value at calendar month-end. The actual value as of the last Friday of the month is contained in this report.

STATEMENT OF OPERATIONS
---------------------------------------------------------
For the period from May 27, 2000 to
  June 30, 2000
Revenues:
Realized gain on commodity transactions......   $   2,677
Change in unrealized commodity positions.....    (941,616)
Interest income..............................      78,846
                                                ---------
                                                 (860,093)
                                                ---------
Expenses:
Commissions..................................      30,688
Management fee...............................       7,909
                                                ---------
                                                   38,597
                                                ---------
Net loss.....................................   $(898,690)
                                                ---------
                                                ---------

STATEMENT OF CHANGES IN NET ASSET VALUE
----------------------------------------------------------
For the period from May 27, 2000 to
  June 30, 2000
                                                     Per
                                        Total      Interest
                                     -----------   -------
Net asset value at beginning
  of period (177,785.369
  interests).......................  $12,811,850   $ 72.06
Contributions......................        5,000
Net loss...........................     (898,690)
Redemptions........................   (1,120,076)
                                     -----------
Net asset value at end of
  period (161,104.449 interests)...  $10,798,084     67.03
                                     -----------
                                     -----------
                                                   -------
Change in net asset
  value per interest............................   $ (5.03)
                                                   -------
                                                   -------
Percentage change...............................     (6.98)%
                                                   -------
                                                   -------

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I hereby affirm that, to the best of my knowledge and belief, the information contained herein relating to World Monitor Trust--Series C is accurate and complete.

                         PRUDENTIAL SECURITIES FUTURES
                                MANAGEMENT INC.

                                 /s/ Barbara J. Brooks
                                 ---------------------------
                             by: Barbara J. Brooks
                            Chief Financial Officer